BALDWIN
Baldwin Piano & Organ Company
422 Wards Corner Road
Loveland, Ohio 45140-8390
(513) 576-4500



LOVELAND, OHIO, OCTOBER 24, 1996 - Baldwin Piano & Organ Company reports net earnings of $.2 million or $.06 per share in the third quarter of 1996, as compared to $.7 million or $.20 per share in 1995. Net sales were $26.5 million, equal to last year.

Sales in the Company's core businesses of Music and Contract Electronics were strong, both up 8% for the quarter. However, overall sales do not reflect this progress due to the impact on sales of the Company's continuing exit from its non-strategic Contract Music/Furniture business, which began second quarter.

The third quarter earnings decline is attributable mainly to lower gross profit and higher interest expense. While manufacturing costs associated with the Contract Music/Furniture business have been reduced, they have not come down in proportion to the rapid sales decline in this business, thereby hurting gross profit margin. Baldwin has initiated significant cost reduction efforts focused on manufacturing costs and SG&A expense.

Interest expense for the third quarter is higher than last year because inventory levels are up and because retail financing business growth continues to be strong. The management has put in place a comprehensive inventory reduction plan to bring inventory levels back into historical ranges.

Net sales for the first nine months of 1996 decreased to $79.8 million from $87.0 million. The sales decline is due to first half impact of the consolidation of Baldwin and Wurlitzer, particularly in the first and second quarters of 1996, and due to the Company's exit from the Contract Music/Furniture business. For reasons similar to those described for third quarter, net earnings for the first nine months of 1996 decreased to $1.6 million or $.48 per share from $2.3 million or $.68 per share in 1995.

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                              Three Months Ended       Nine Months Ended
(in thousands, except            September 30,           September 30,
 net earnings per share)       1996       1995          1996       1995
                               ----       ----          ----       ----

Net sales                     $26,508   $26,519        $79,794   $86,967
Cost of goods sold             21,543    21,011         63,634    68,179
                              -------   -------        -------   -------
     Gross profit               4,965     5,508         16,160    18,788
Income on the sale of
  installment receivables       1,404     1,231          4,338     3,607
Interest income on
  installment receivables         336       210            985       617
Other operating income            842       933          2,648     2,705
Selling, general and
  administrative expenses      (6,496)   (6,376)       (19,648)  (20,558)
Interest expense                 (827)     (465)        (2,009)   (1,490)
                              -------   -------        -------   -------
     Earnings before
       income taxes               224     1,041          2,474     3,669
Income taxes                       32       371            848     1,353
                              -------   -------        -------   -------
     Net earnings             $   192   $   670        $ 1,626   $ 2,316
                              =======   =======        =======   =======
Net earnings per share           $.06      $.20           $.48      $.68
                                 ====      ====           ====      ====
Average number of
  shares outstanding            3,423     3,415          3,419     3,415
                                =====     =====          =====     =====

Baldwin Piano & Organ Company has manufactured and marketed keyboard musical products over 130 years and has been providing consumer financing for its instruments for nearly a century. The market leader of acoustic pianos in the United States, Baldwin also manufactures electronic and electro-mechanical components for Original Equipment Manufacturers.


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CONTACT:  Carl Sims (513) 576-4506